                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            --------------------

                               SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                                 ARGEN CORP.
                              ----------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.0001 Per Share
                  -----------------------------------------
                       (Title of Class of Securities)

                                    none
                               --------------
                               (CUSIP Number)

                                 William Tay
                       1422 Chestnut Street, Suite 410
                           Philadelphia, PA 19102
                               (215) 893-3662
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                Nov. 20, 2001
                        -----------------------------
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. None.

   (1)  Name of Reporting                    DotCom Internet Ventures Ltd.
        Persons. S.S. or
        I.R.S. Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         4,800,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         4,800,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        4,800,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             96%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            CO
        Persons

Item 1. Security and Issuer

      This statement on Schedule 13-D (the "Statement") relates to shares of the Common Stock, $0.0001 par value per share (the "Shares"), of Argen Corp., a Delaware corporation (the "Company"), whose principal executive offices are located at 1422 Chestnut Street, Suite 410,
Philadelphia, Pennsylvania 19102.

Item 2. Identity and Background

      (a)  This Statement is filed by DotCom Internet Ventures Ltd.
("DCIV").  DCIV is domiciled in the State of Delaware, and is hereafter sometimes referred to as "Reporting Person."

      (b) and (c)

      The principal business address of DCIV is 1422 Chestnut Street,
Suite 410, Philadelphia, Pennsylvania 19102.  The principal business of
DCIV is to serve as an investor in the Company and others.

      (d)   The Reporting Person, during the last five years, has not
been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e)   The Reporting Person, during the last five years, has not
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   DCIV is formed under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

      DCIV acquired 4,800,000 shares of the Company's Common Stock on
November 20, 2001, pursuant to an Agreement by the Company, Joren
LLC ("Joren"), and DCIV.  Under the Agreement, the Company issued
DCIV 4,800,000 shares of Common Stock in exchange for services, and
Joren surrendered 4,800,000 shares for cancellation without any consideration.  DCIV is owned by William Tay. Pursuant to the
Agreement, Alfred Arberman, the Company's sole officer and director, resigned.  Mr. Tay was appointed to the board of directors of the
Company.  Mr. Tay was appointed chairman, president, chief executive officer, treasurer and secretary.

Item 4. Purpose of the Transaction

      The Company entered into the transaction with DCIV because DCIV will be able to provide management assistance to the Company to locate and pursue mergers or acquisitions in order to maximize shareholder value, and continue to file all reports of the Company under the
Securities Exchange Act of 1934, as amended, until such time as it has effected a business combination with a target company introduced by DCIV.
Any such transaction may likely result in a further change of control of the Company.  There is no assurance that the Company will be successful in locating a suitable merger or acquisition candidate, or that the terms of any such transaction will be favorable to existing shareholders.

Item 5. Interest in the Securities of the Issuer

      (a) and (b)

      DCIV is the direct owner of 4,800,000 shares of the Company's
Common Stock, which totals 96% of the outstanding Common Stock.  As stated in Item 3 above, William Tay owns 100% of DCIV.

      (c) None

      (d) None

      (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With
        Respect to Securities of the Issuer

      In the Agreement dated November 20, 2001, DCIV agreed to provide certain services to the Company in exchange for 4,800,000 common shares of the Company from the Company.

Item 7. Materials to be Filed as Exhibits

 Exhibit No.    Description
 -----------    ------------------------------------------------------
     1          Agreement dated November 20, 2001 by and between Argen
                Corp., Joren LLC, and DotCom Internet Ventures Ltd.
                (Previously filed by Argen Corp. as Exhibit 10.1 to
                Form 8-K on November 27, 2001)

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                    /s/ William Tay
                                    -------------------------------
                                    William Tay, President
                                    DotCom Internet Ventures Ltd.

Dated: November 27, 2001